Mail Stop 4561

May 31, 2007

Mr. Nathan Bostock
Director, Finance and Markets
Abbey National plc
Abbey National House
2 Triton Square
Regent's Place, London NW1 3AN, England

> **Re:** **Abbey National plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 000-25670**

Dear Mr. Bostock:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant